Exhibit 99.1

Lithium Americas Completes Acquisition of Millennial Lithium

January 25, 2022 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) and Millennial Lithium Corp. (“Millennial”) are pleased to announce the completion of the previously announced plan of arrangement (the “Arrangement”) whereby Lithium Americas has acquired all of the issued and outstanding shares of Millennial. Millennial owns 100% of the Pastos Grandes lithium brine project (“Pastos Grandes” or “Project”) in Salta, Argentina.

Pursuant to the Arrangement, Lithium Americas has acquired 100% of the issued and outstanding shares of Millennial (“Millennial Shares”) and Millennial shareholders are entitled to receive 0.1261 of a common share of Lithium Americas and $0.001 in cash in exchange for each Millennial Share held immediately prior to closing of the Arrangement. The share ratio was calculated by valuing the Lithium Americas shares at a price equal to the volume-weighted average share price of Lithium Americas for the 20 trading days ending two business days prior to closing, and by valuing the Millennial common shares at a price of C$4.70 per share. In aggregate, the Company issued approximately 13,200,000 Lithium Americas common shares under the Arrangement to former Millennial securityholders as consideration for their respective Millennial Shares and convertible securities.

As a result of the Arrangement, the Millennial Shares and warrants to purchase Millennial Shares are anticipated to be de-listed from the TSX Venture Exchange on or about January 26, 2022.

"With the completion of the acquisition, we have greatly strengthened our asset base and growth pipeline in Argentina,” said Jonathan Evans, President and CEO of Lithium Americas. “While our near-term focus remains on bringing Caucharí-Olaroz into production, the additional resources at Pastos Grandes provides the potential to support district-scale development to meet rising demand from the industry.” Pastos Grandes is an advanced stage lithium brine project located in the Salta Province, Argentina, approximately 100 kilometers from Caucharí-Olaroz. The Project completed a feasibility study in 2019 based on a production capacity of 24,000 tonnes per annum (“tpa”) of lithium carbonate and received the environmental impact assessment for construction and operations in 2020. Lithium Americas has started to integrate and expand the Project team in Salta and looks to leverage the Company’s experience and learnings from development of Caucharí-Olaroz. Over the coming months, the Company will provide details around the development plan, which will consider alternatives to improve and de-risk the 24,000 tpa production plan proposed in the 2019 feasibility study.

Greenhill & Co. Canada Ltd. acted as financial advisor to Lithium Americas, and Cassels Brock & Blackwell LLP acted as Lithium Americas’ legal advisor.

ABOUT LITHIUM AMERICAS

Lithium Americas is focused on advancing lithium projects in Argentina and the United States to production. In Argentina, Caucharí-Olaroz is advancing towards first production and Pastos Grandes represents regional growth. In the United States, Thacker Pass has received its Record of Decision and is advancing towards construction. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Investor Relations
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain statements in this release constitute “forward-looking statements” within the meaning of applicable United States securities legislation and “forward-looking information” under applicable Canadian securities legislation (collectively, “forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, financial or operating performance and results, and speak only as of the date of this release. Such statements include without limitation, the contemplated delisting of the Millennial common shares and warrants from the TSX Venture Exchange, the timing and results of ongoing development at the Cauchari-Olaroz Project and the results of the review of the development plan at the Pastos Grandes Project, the prospective development of that project and integration with the Cauchari-Olaroz Project.

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to, ability of the parties to complete the Transaction, and the timing thereof; ability to satisfy or waive all conditions to closing the Transaction as set out in the arrangement agreement; the ability of the consolidated entity to realize the benefits anticipated from the Transaction and the timing to realize such benefits; unanticipated changes in market price for the Company’s shares; changes to Lithium Americas’ current and future business plans and the strategic alternatives available to Lithium Americas; any impacts of COVID-19 on the business of the consolidated entity; stock market conditions generally; demand, supply and pricing for lithium; and general economic and political conditions in Canada, Argentina and other jurisdictions where Lithium Americas conducts business. Additional information about these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent annual information form and most recent management’s discussion and analysis for the Company’s most recently completed financial year and interim financial period, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Although the forward-looking statements contained in this release are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this release and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, the Company does not assume any obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.